U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Bioenvision, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
               ------------------------------------------------
                        (Title of Class of Securities)

                                    09059N100
               ------------------------------------------------
                                (CUSIP Number)

                                   May 7, 2002
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09059N100
------------------------------------------------------------------------------

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Merlin BioMed Private Equity, LLC (13-4178598)
------------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

         DELAWARE LIMITED LIABILITY COMPANY
------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

          0
        -----------------------------------------------
        6) Shared Voting Power

          1,000,002
        -----------------------------------------------
        7) Sole Dispositive Power

          0
        -----------------------------------------------
        8) Shared Dispositive Power

          1,000,002
------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000,002
------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

             5.59%
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

         OO
------------------------------------------------------------------------------

CUSIP No.  09059N100

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

         Merlin BioMed Private Equity Fund, L.P.  (13-4178600)
----------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        CAYMAN ISLANDS LIMITED PARTNERSHIP
------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

         0
        -----------------------------------------------
        6) Shared Voting Power

         1,000,002
        -----------------------------------------------
        7) Sole Dispositive Power

              0
        -----------------------------------------------
        8) Shared Dispositive Power

              1,000,002
------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

              1,000,002
------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

           5.59%
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

         OO
------------------------------------------------------------------------------

1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

         Dominique Semon
------------------------------------------------------------------------------
2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
------------------------------------------------------------------------------
3)   SEC Use Only


------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        Switzerland
------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

             0
        -----------------------------------------------
        6) Shared Voting Power

             1,000,002
        -----------------------------------------------
        7) Sole Dispositive Power

            0
        -----------------------------------------------
        8) Shared Dispositive Power

            1,000,002
------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,000,002
------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

           5.59%
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

        IN
------------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

         Bioenvision, Inc.

        (b) Address of Issuer's Principal Executive Offices:

         One Rockefeller Plaza
         Suite 1600
         New York, New York  10020


------------------------------------------------------------------------------
Item 2. (a) Name of Person Filing:

         Merlin BioMed Private Equity Fund, L.P.
         Merlin BioMed Private Equity, LLC
         Dominique Semon

        (b) Address of Principal Business Office or, if none, Residence:

         230 Park Avenue, Suite 928
         New York, New York  10169

        (c) Citizenship:

         Merlin BioMed Private Equity Fund, L.P. is a Cayman Islands limited partnership.
         Merlin BioMed Private Equity, LLC is a Delaware limited liability company.
         Dominique Semon is a citizen of Switzerland.

         (d) Title of Class of Securities:

               Common Stock

         (e) CUSIP Number:

             09059N100
------------------------------------------------------------------------------
Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment company registered under section 8 of the
                Investment Company Act of 1940
     (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4. Ownership:

     (a) Amount Beneficially Owned:                                  1,000,002*

     (b) Percent of Class:                                                5.59%

     (c) Number of Shares as to which such person has:

          (i)   Sole power to vote or direct the vote:             0

          (ii)  Shared power to vote or direct the vote:             1,000,002*

          (iii) Sole power to dispose or direct the disposition of:        0

          (iv) Shared power to dispose or direct the disposition of: 1,000,002*

             *See Attachment A.

 ------------------------------------------------------------------------------

Item 5. Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

------------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person:

           N/A

------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

           N/A

------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

           N/A

------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

           N/A

------------------------------------------------------------------------------
Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Merlin BioMed Private Equity Fund, L.P.
                                  By:  Merlin BioMed Private Equity, LLC

                                      /s/ Norman S. Schleifer
                                  ---------------------------------------------
                                  Name:  Norman S. Schleifer
                                  Title: Chief Financial Officer


                                  Merlin BioMed Private Equity, LLC

                                      /s/ Norman S. Schleifer
                                  ---------------------------------------------
                                  Name:  Norman S. Schleifer
                                  Title: Chief Financial Officer


                                      /s/ Dominique Semon
                                  ---------------------------------------------
                                  Dominique Semon

   Date: June 26, 2002

                                  ATTACHMENT A

         As of May 7, 2002, Merlin BioMed Private Equity Fund, L.P. ("Merlin") became the beneficial owner of 1,000,002 shares of Common Stock of Bioenvision, Inc. ("Common Stock") by reason of acquiring 333,334 shares of convertible preferred stock of Bioenvision, Inc. (each share of preferred being convertible into two shares of Common Stock) and 333,334 warrants to purchase shares of Common Stock of Bioenvision, Inc. for a total beneficial ownership of 5.59% of the outstanding shares of Common Stock. Merlin BioMed Private Equity, LLC (the "General Partner") is the sole general partner of Merlin. Dominique Semon is the sole managing member of the General Partner. Merlin, the General Partner and Dominique Semon are shown as sharing voting power and dispositive power of the same 1,000,002 shares of Common Stock.

                                  ATTACHMENT B

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Bioenvision, Inc. and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.


IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 26th day of June, 2002.

                                  Merlin BioMed Private Equity Fund, L.P.
                                  By:  Merlin BioMed Private Equity, LLC

                                        /s/ Norman S. Schleifer
                                  ----------------------------------------------
                                  By:  Norman S. Schleifer
                                  Title:  Chief Financial Officer


                                  Merlin BioMed Private Equity, LLC

                                        /s/ Norman S. Schleifer
                                  ---------------------------------------------
                                  By:    Norman S. Schleifer
                                  Title:  Chief Financial Officer


                                        /s/ Dominique Semon
                                  ---------------------------------------------
                                  Dominique Semon